Exhibit 99.1

SECURITIES EXCHANGE AGREEMENT

THIS AGREEMENT is entered into this 31st day of March, 2021.

AMONG:

VALDY INVESTMENTS LTD. a corporation existing under the laws of the Province of British Columbia, Canada

(“Valdy”)

AND:

INX LIMITED, a corporation existing under the laws of Gibraltar

(“INX”)

AND:

EACH OF THE INX SECURITYHOLDERS LISTED ON SCHEDULE “A” HERETO

(collectively, the “INX Securityholders” and each individually, an “INX Securityholder”)

AND:

PI FINANCIAL CORP., a corporation existing under the laws of British Columbia, solely for purposes of Section 2.4 and Article 10

(“PI”)

AND:

EIGHT CAPITAL, a partnership governed by the laws of the Province of Ontario, solely for purposes of Section 2.4 and Article 10

(“Eight” and, together with PI, the “Agents”)

WHEREAS each INX Securityholder is the registered and beneficial owner of the number and type of INX Securities (as defined below) set forth next to its name on Schedule “A” hereto.

AND WHEREAS Valdy and the INX Securityholders wish to effect an exchange of the INX Securities for, as applicable, the Consideration Shares, the Consideration Options, and the Consideration Legacy Warrants (as each such term is defined below), in accordance with the terms and conditions set forth in this Agreement, and such transactions shall constitute Valdy’s Qualifying Transaction (as defined below).

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

In this Agreement and in the Schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms and expressions will have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended;

“arm’s length” will have the meaning ascribed to such term under the Tax Act;

“Business Day” means any day other than a day which is a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

“Canadian Electing Holder” means an INX Shareholder who at the Closing Time, for purposes of the Tax Act, is (i) a resident in Canada, and is not exempt from tax under Part I of the Tax Act, or (ii) a “Canadian partnership” for purposes of the Tax Act no member of which is exempt from tax under Part I of the Tax Act;

“Closing Date” means such date as may be mutually agreed upon by the Parties in writing but in any event no later than July 28, 2021;

“Closing Time” means 8:00 a.m. (Vancouver time) on the Closing Date;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Consolidation” has the meaning given thereto in Section 5.2(b);

“Conversion Ratio” means a ratio of one INX Share for every 10.4871348 Valdy Shares;

“Debt Instrument” means any bond, debenture, mortgage, promissory note or other instrument evidencing indebtedness for borrowed money;

“Encumbrances” means mortgages, charges, pledges, security interests, liens, encumbrances, royalties, actions, claims, leases, demands and equities of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing;

“ESOP Commitments” means commitments of INX incurred prior to the date hereof to grant INX Legacy Options to employees, officers, consultants and service providers of INX to purchase an aggregate of no more than 758,533 ordinary shares of INX;

“Exchange” means the TSX Venture Exchange;

“Filing Statement” means the filing statement of Valdy in respect of the Securities Exchange, prepared on Form 3B-2 of the TSX Venture Exchange Corporate Finance Manual;

“Finder’s Fee Agreement” means the finder’s fee agreement dated March 18, 2021 between Valdy and Peter Hough whereby Valdy agreed to issue to Mr. Hough an aggregate of 650,000 pre-Consolidation Valdy Shares at the Closing Time;

“Governmental Entity” means any

(a)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or tribunal;

(b)	any subdivision, agent, commission, board, or authority of any of the foregoing; or

(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

“IFRS” means International Financial Reporting Standards;

“Indebtedness” means any loan agreements, credit facilities or other indebtedness for borrowed money, but for greater certainty shall not include trade payables or other liabilities incurred in the ordinary course of business or obligations under any simple agreements for future equity;

“INX Articles” means the third amended and restated articles of association of INX, as may be further amended and/or restated from time to time;

“INX De Minimis Shareholders” means those INX Shareholders who immediately following the Closing Time hold less than one (1%) percent of the issued and outstanding INX Shares, but does not include officers or directors of INX;

“INX Financial Statements” means the audited annual financial statements for the year ended December 31, 2019 and 2018, and the interim financial statements for the period ended June 30, 2020 and 2019;

“INX Legacy Shares” means the INX Shares other than INX Shares issued pursuant to the exercise of the INX Subscription Receipts;

“INX Legacy Warrant Holder” means a holder of one or more INX Legacy Warrants that is a party to this Agreement, either by executing on the date hereof or by execution of a joinder agreement, substantially in the form attached hereto as Schedule “C” to this Agreement;

“INX Legacy Warrants” means the ordinary share purchase warrants of INX issued and outstanding as of the date hereof, as described in greater detail in Schedule “A” hereto;

“INX Nominees” means the individuals appointed by INX to form the board of directors of Valdy immediately following the Closing Time, being James Crossley, Alan Silbert, David Weild, Nicholas Thadaney, Haim Ashar, Thomas Lewis, Rafael Rafaeli and an individual to be nominated by Valdy and who is acceptable to INX, acting reasonably;

“INX Option Holder” means a holder of one or more INX Options;

“INX Options” means the options of INX issued pursuant to the INX Share Ownership and Award Plan, including the ESOP Commitments, each of which is exercisable into one INX Share;

“INX Prospectus” means the prospectus of INX dated September 29, 2020, as supplemented from time to time, pursuant to which the INX Token Offering is registered with the United States Securities and Exchange Commission;

“INX Securities” means, collectively, the INX Shares, the INX Options, and the INX Legacy Warrants;

“INX Securityholders” means, collectively, the INX Shareholders, INX Legacy Warrant Holders, and the INX Option Holders;

“INX Securityholder Approval” means the approval by the INX Securityholders in respect of the Securities Exchange and the other transactions contemplated hereby by resolution authorized by the holders of no less than 75% of the issued and outstanding INX Shares;

“INX Share Ownership and Award Plan” means the share ownership and award plan of INX approved by the INX Shareholders on March 18, 2021;

“INX Shareholder” means a holder of one or more INX Shares;

“INX Shareholders Waiver” has the meaning given thereto in Section 3.2(10)(c);

“INX Shareholders’ Agreement” means the founders’ agreement of INX effective as of September 1, 2017, as amended to date;

“INX Shares” means the ordinary shares in the capital of INX;

“INX Subscription Receipt Warrants” means share purchase warrants of INX issuable pursuant to the conversion of the INX Subscription Receipts, with each whole warrant being exercisable into one (1) INX Share at a price of $1.88 per share for a period of two years from the Closing Date;

“INX Subscription Receipts” means the subscription receipts of INX issued pursuant to the Private Placement Financing and, upon the satisfaction of all conditions precedent to the completion of the Securities Exchange and immediately prior to the Closing Time, each INX Subscription Receipt shall automatically convert into one (1) INX Share and one-half of one INX Subscription Receipt Warrant;

“INX Token Offering” means the offering of INX Tokens pursuant to the INX Prospectus;

“INX Tokens” means the security tokens of INX issued pursuant to the INX Prospectus;

“ITA” has the meaning given thereto in Section 6.3(g);

“Laws” means all statutes, regulations, statutory rules, regulatory instruments, principles of law, orders, published policies and guidelines, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, stock exchange or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Intent” means the letter of intent dated February 22, 2021 between Valdy and INX;

“Licenses” means all of the licenses, registrations and qualifications to do business required to be held by any Party and their respective subsidiaries, if any, in order to carry on the business of such entity as currently conducted or as proposed to be conducted;

“Lock-Up Terms” means the applicable terms of lock-up to which all INX Securityholders consent upon execution of this Agreement, in the form attached hereto as Schedule “B-1” (for Shy Datika), “B-2” (for holders of INX Shares equal to 1% or greater of the outstanding INX Shares and INX Nominees and Management) or “B-3” (for INX De Minimis Shareholders), as applicable;

“Material Agreement” means, with respect to a Party:

(a)	any continuing contract for the purchase of materials, supplies, equipment or services involving, in the case of any such contract, more than US$50,000 over the life of the contract;

(b)	any contract that expires, or may be renewed at the option of any Person other than a Party or its respective subsidiaries so as to expire, more than one year after the date of this Agreement;

(c)	any Debt Instrument;

(d)	any contract for capital expenditures in excess of US$50,000 in the aggregate;

(e)	any contract limiting the right of a Party or its respective subsidiaries to engage in any line of business or to compete with any other Person;

(f)	any contract pursuant to which Party or its respective subsidiaries leases any real property;

(g)	any contract pursuant to which Party or its respective subsidiaries leases any personal property involving payments by Party or its respective subsidiaries in excess of US$50,000 annually or involving rights or obligations which cannot be terminated without penalty on less than three months’ notice;

(h)	any Guarantee;

(i)	any contract requiring the counterparty’s consent to a change of control of the Party or providing rights to the counterparty on a change of control of the Party;

(j)	any contract with a non-arm’s length party;

(k)	any hedges, swaps or other like financial instruments;

(l)	any employment contracts with employees and service contracts with independent contractors providing for annual compensation over US$100,000 or any agreements with any executive officer;

(m)	any agreement to indemnify, hold harmless or defend any other Person with respect to any assertion of personal injury, damage to property, misappropriation or violation or warranting the lack thereof; and

(n)	any other agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment which is or would reasonably be expected to be material to the business, properties, assets, operations, condition (financial or otherwise) or prospects of Party or its respective subsidiaries;

but shall not include agreements with legal, accounting, or other professional service providers;

“Material Adverse Change”, when used in connection with a Party, means any change, effect, development, event or occurrence either individually or in the aggregate which would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise), obligations (whether absolute, conditional or otherwise) or prospects of such entity and its subsidiaries taken as a whole;

“Material Adverse Effect”, when used in connection with a Party, means any matter or action that has an effect that is, or would reasonably be expected to cause a Material Adverse Change with respect to such entity and its subsidiaries taken as a whole, and “Materially Adversely Affected” will have a corresponding meaning;

“Name Change” has the meaning given thereto in Section 5.2(a);

“Parties” means Valdy, INX and the INX Securityholders, and “Party” means any one of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Power of Attorney” means the Power of Attorney granted by a purchaser of INX Subscription Receipts in favour of INX in respect of the execution and delivery of this Agreement by INX on behalf of the purchaser, and all matters related thereto;

“Private Placement Financing” means the private placement of up to 32,000,000 INX Subscription Receipts at a price of $1.25 per INX Subscription Receipt for total gross proceeds of up to $40,000,000, or such other amount as may be mutually agreed to by INX and Valdy in writing;

“Qualifying Transaction” has the meaning given to that term in the TSX Venture Exchange Corporate Finance Manual, and as the context requires, refers to the Securities Exchange;

“Reorganization” has the meaning given thereto in Section 2.2;

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Securities Exchange” means the exchange of the INX Securities for Valdy Consideration Securities in accordance with the terms of this Agreement;

“Tax” or “Taxes” (including, with correlative meaning, “Taxable”) means all federal, provincial, state, local and foreign taxes, assessments, levies, duties, impositions, withholdings and other governmental charges (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, social security, employment, excise and property taxes), together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Tax Ordinance” means the Israeli Income Tax Ordinance (New Version), 5721–196;

“Tax Returns” means all Tax returns, reports and forms (including withholding tax returns) for a Taxable period required to be filed by applicable federal, state, local or foreign Tax laws;

“Termination Date” has the meaning given thereto in Section 9.1(e);

“U.S. Person” has the meaning ascribed thereto in Regulation S, as promulgated under the 1933 Act;

“Valdy Consideration Securities” means, collectively, the Valdy Consideration Shares, the Valdy Consideration Options, and the Valdy Consideration Legacy Warrants;

“Valdy Consideration Legacy Warrants” has the meaning given thereto in Section 2.3;

“Valdy Consideration Options” has the meaning given thereto in Section 2.2;

“Valdy Consideration Shares” has the meaning given thereto in Section 2.1;

“Valdy Financial Statements” means the audited financial statements of Valdy for the years ended December 31, 2019 and 2018 and the unaudited financial statements of Valdy for the interim period ended September 30, 2020 and 2019, in each case including the notes thereto and related management’s discussion and analysis;

“Valdy Material Agreements” means the Material Agreements set forth in Schedule 3.1(14) of this Agreement;

“Valdy Post-Consolidation Shares” means the common shares in the capital of Valdy following completion of the Consolidation;

“Valdy Public Disclosure Record” means all documents filed by Valdy under its profile on the System for Electronic Document Analysis and Retrieval;

“Valdy Shareholder Approval” means the approval of the shareholders of Valdy to amend and restate Valdy’s stock option plan in a form acceptable to INX, acting reasonably, subject to the approval of the Exchange; and

“Valdy Shares” means the common shares in the capital of Valdy.

1.2	Best of Knowledge

Any reference herein to “the best of the knowledge” of a Party will be deemed to mean the actual knowledge of the Party and the best of the knowledge which they would have had if they had conducted a diligent inquiry into the relevant subject matter.

1.3	Schedules

The Schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to be part hereof.

1.4	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

1.5	Choice of Law and Attornment

This agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Parties agree that the courts of that Province will have non-exclusive jurisdiction to determine all disputes and claims arising between the Parties.

1.6	Interpretation Not Affected by Headings or Party Drafting

The division of this Agreement into articles, sections, paragraphs, subsections and clauses and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Each Party hereto acknowledges that it and its legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.7	Number and Gender

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	words in the singular number include the plural and such words will be construed as if the plural had been used;

(b)	words in the plural include the singular and such words will be construed as if the singular had been used; and

(c)	words importing the use of any gender will include all genders where the context or Party referred to so requires, and the rest of the sentence will be construed as if the necessary grammatical and terminological changes had been made.

1.8	Time of Essence

Time will be of the essence hereof.

Article 2
EXCHANGE OF SECURITIES

2.1	Exchange of INX Shares

(1)	Subject to the terms and conditions herein and compliance with all applicable Laws, at the Closing Time:

(a)	each INX Shareholder hereby agrees to transfer to Valdy that number of INX Shares as is set out next to the INX Shareholder’s name on Schedule “A” hereto, and all right, title and interest of the INX Shareholder in and to such INX Shares free and clear of all Encumbrances; and

(b)	Valdy hereby agrees to issue and deliver to each INX Shareholder that number of Valdy Post-Consolidation Shares as is equal to the number of INX Shares held by the INX Shareholder multiplied by the Conversion Ratio (provided however that the number of Valdy Post-Consolidation Shares that shall be issued upon exchange of INX Shares issued pursuant to the INX Subscription Receipt shall not be multiplied by the Conversion Ratio but rather will be exchanged on a 1:1 basis) (each, a “Valdy Consideration Share”). Subject to Section 2.1(1)(c), an aggregate of 159,669,047 Valdy Consideration Shares shall be issued pursuant to this Section 2.1(1)(a), as set out on Schedule “A” hereto. The Valdy Consideration Shares shall be issued as fully paid and non-assessable shares of Valdy, free and clear of all Encumbrances.

(c)	Notwithstanding Section 2.1(1)(b), to the extent that on or before the Closing Time, holders of INX Legacy Warrants exercise such INX Legacy Warrants into INX Shares, the aggregate number of Valdy Consideration Shares issuable pursuant to Section 2.1(1)(b) will increase in accordance with the Conversion Ratio, and the number of Valdy Consideration Legacy Warrants to be issued pursuant to Section 2.3 will decrease in a corresponding amount.

(2)	INX hereby represents and warrants to Valdy that the INX Shareholders that have executed this Agreement as of the date hereof, together with INX Shareholders that will deliver Powers of Attorney in favour of INX, will hold at least 51% of the outstanding INX Shares as of the Closing Date.

(3)	INX hereby represents and warrants to Valdy that, pursuant to the INX Articles to be in effect as of the Closing Date, because INX Shareholders holding at least 51% of the issued INX Shares as of the Closing Date have either executed this Agreement or will deliver Powers of Attorney in favour of INX, all remaining INX Shareholders will be obligated to sell their INX Shares to Valdy at the Closing Time in accordance with the terms of this Agreement.

2.2	Exchange of INX Options

(1)	Subject to the terms and conditions herein and compliance with all applicable Laws, at the Closing Time:

(a)	each INX Option Holder hereby agrees to surrender for cancellation each INX Option held by it and all right, title and interest of the INX Option Holder in and to the INX Option; and

(b)	Valdy hereby agrees to issue and deliver to each INX Option Holder, in exchange for each INX Option surrendered pursuant to Section 2.2(1)(a), an option to acquire Valdy Post-Consolidation Shares (each, a “Valdy Consideration Option”), having terms equivalent to the surrendered INX Option with respect to vesting conditions and expiry date, but adjusted such that: (i) the number of Valdy Post-Consolidation Shares issuable pursuant to the Valdy Consideration Option shall be the product of the number of INX Shares issuable pursuant to the INX Option, and the Conversion Ratio; and (ii) the exercise price for each Valdy Post-Consolidation Share issuable upon conversion of the Valdy Consideration Option shall be equal to the exercise price of the INX Option divided by the Conversion Ratio.

2.3	Exchange of INX Legacy Warrants

(1)	Subject to the terms and conditions herein and compliance with all applicable Laws, at the Closing Time:

(a)	each INX Legacy Warrant Holder hereby agrees to surrender for cancellation each INX Legacy Warrant held by it and all right, title and interest of the INX Legacy Warrant Holder in and to the INX Legacy Warrant; and

(b)	Valdy hereby agrees to issue and deliver to each INX Legacy Warrant Holder, in exchange for the INX Legacy Warrants surrendered pursuant to Section 2.3(1)(a), a warrant to acquire Valdy Shares (each, a “Valdy Consideration Legacy Warrant”), having terms equivalent to the surrendered INX Legacy Warrant with respect to expiry date, but adjusted such that: (i) the number of Valdy Post-Consolidation Shares issuable pursuant to the Valdy Consideration Warrant shall be the product of the number of INX Shares issuable pursuant to the INX Legacy Warrant, and the Conversion Ratio; and (ii) the exercise price for each Valdy Post-Consolidation Share issuable upon conversion of the Valdy Consideration Option shall be equal to the applicable exercise price of the INX Warrant divided by the Conversion Ratio.

2.4	Lock-Up Terms

(1)	By entering into this Agreement, each INX Legacy Shareholder hereby agrees with each of INX, Valdy and the Agents to be subject to, and comply with, the Lock-Up Terms applicable to it based on the percentage of INX Legacy Shares (on an undiluted basis) held by it on the date hereof.

(2)	By entering into this Agreement, each INX Option Holder hereby agrees to with each of INX, Valdy and the Agents to be subject to, and comply with, the Lock-Up Terms applicable to it based on the percentage of INX Legacy Shares (on a partially diluted basis) held by it on the date hereof.

(3)	By entering into this Agreement, each INX Legacy Warrant Holder hereby agrees with each of INX, Valdy and the Agents to be subject to, and comply with, the Lock-Up Terms applicable to it based on the percentage of INX Legacy Shares (on a partially diluted basis) held by it on the date hereof.

2.5	Treatment of INX Subscription Receipt Warrants

The Parties agree that, in accordance with the terms of the INX Subscription Receipt Warrants, at any time after the Closing Time, to the extent applicable, each holder of INX Subscription Receipt Warrants which is outstanding, shall receive (and such holder shall accept), in accordance with its terms and pursuant to the Securities Exchange, upon the exercise of such holder’s INX Subscription Receipt Warrants, in lieu of each INX Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the equivalent number of Valdy Post-Consolidation Shares as the number of INX Shares which were subject to such INX Subscription Receipt Warrants immediately prior to the Closing Time, and such INX Subscription Receipt Warrants shall otherwise continue to be governed by and subject to their terms.

2.6	Tax Liability

Neither Valdy nor INX shall assume or be liable for any taxes under the Tax Act, the Code, the Tax Ordinance or any other taxes whatsoever which may be or become payable by the INX Shareholders including, without limiting the generality of the foregoing, any taxes resulting from or arising as a consequence of the transfer, exchange, or surrender by the INX Securityholders to Valdy of the INX Securities herein contemplated, and the INX Securityholders shall indemnify, on a several and not joint or joint and several basis, and save harmless each of Valdy and INX from and against all such taxes.

2.7	Reorganization

If, prior to the Closing Date, Valdy sub-divides, consolidates, re-classifies or changes the Valdy Shares issuable hereunder, other than pursuant to the Consolidation (any such event, a “Reorganization”), then the number of Valdy Shares issuable to the INX Shareholders shall be adjusted effective immediately after the effective date of the Reorganization to a product which is the number of Valdy Shares issuable hereunder immediately prior to the Reorganization multiplied by a fraction: (A) the numerator of which is the number of Valdy Shares outstanding after giving effect to the Reorganization; and (B) the denominator of which is the number of Valdy Shares outstanding immediately prior to giving effect to the Reorganization.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Valdy

Valdy hereby represents and warrants to INX and the INX Securityholders as follows, and acknowledges that INX and the INX Securityholders are relying upon the accuracy of each of such representations and warranties in connection with the Securities Exchange and the completion of the other transactions hereunder:

(1)	Corporate Authority and Binding Obligation

Valdy has good right, full power and absolute authority to enter into this Agreement and to perform all of its obligations under this Agreement. Valdy has taken all necessary actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into of, and the execution, delivery and performance of, this Agreement. This Agreement is a legal, valid and binding obligation of Valdy, enforceable against it in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors’ rights generally and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

(2)	Subsidiaries

Valdy has no subsidiaries.

(3)	Capitalization

(a)	The authorized capital of Valdy consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	As of the date hereof, Valdy has (i) 11,583,333 common shares issued and outstanding, (ii) 1,150,000 options to purchase common shares outstanding, (iii) 250,000 agent’s options to purchase common shares outstanding.

(c)	There are no outstanding bonds, debentures or other evidences of indebtedness of Valdy having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the common shares of Valdy on any matter.

(d)	Valdy has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

(4)	No Other Purchase Agreements

Except as set forth in Section 3.1(3) and the Finder’s Fee Agreement, Valdy does not have any agreements, options, understanding or commitments, or any rights or privileges (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including convertible securities, warrants or convertible obligations of any nature, for:

(a)	the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares of Valdy; or

(b)	the purchase from Valdy of any of the Valdy Shares.

(5)	Contractual and Regulatory Approvals

Except for Exchange approval, Valdy is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licenses, certifications, authorizations or approvals of, or notifications to any Governmental Entity are required to be obtained by Valdy, in connection with the execution, delivery or performance by Valdy of this Agreement or the completion of the Securities Exchange.

(6)	Status, Charter Documents and Licenses

(a)	Valdy is a corporation duly incorporated and validly existing in all respects under the laws of its jurisdiction of incorporation. Valdy has all necessary corporate power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as it is now being conducted and proposed to be conducted. Complete and correct copies of the constating documents of Valdy have been delivered to INX, the receipt of which is acknowledged.

(b)	Valdy is duly licensed, registered and qualified as a corporation to do business, is up-to-date in the filing of all required corporate returns and other notices and filings and is otherwise in good standing in all respects, in each jurisdiction where it carries on business.

(7)	Compliance with Charter Documents, Agreements and Laws

The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by Valdy, and the completion of the transactions contemplated hereby, will not conflict with nor constitute or result in a violation or material breach of or material default under, or cause the acceleration of any obligations of Valdy under:

(a)	any term or provision of any of the constating documents of Valdy or any director or shareholder minutes; or

(b)	the terms of any agreement (written or oral), indenture, instrument or understanding or other obligation or restriction to which Valdy is a party; or

(c)	any term or provision of any License or any order or decree of any court, Governmental Entity or regulatory body or any Law or regulation of any jurisdiction.

(8)	Restrictions on Business Activities.

There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Valdy that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of Valdy, any acquisition or disposition of property by Valdy, or the conduct of the business by Valdy as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Valdy.

(9)	Issuance of Valdy Consideration Securities

When issued, the Valdy Consideration Securities to be issued to the INX Securityholders will be duly and validly issued by Valdy as fully paid and non-assessable securities and will not be issued in violation of the terms of any agreement or other understanding binding upon Valdy at the time that such securities are issued and will be issued in compliance with the constating documents of Valdy and all applicable Laws.

(10)	Corporate Records

The corporate records and minute books of Valdy, copies of which have been provided to INX and made available to the INX Securityholders, contain complete and accurate minutes or written resolutions, as the case may be, of all meetings or actions by written resolution in lieu of holding such a meeting, of the directors and shareholders of Valdy at which resolutions were passed or adopted, as the case may be, since its incorporation. The share certificate books, register of shareholders and register of directors and officers and any similar corporate records of Valdy are complete and accurate.

(11)	Shareholders Agreements, Etc.

There are no shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the Valdy Shares.

(12)	Financial Statements

The Valdy Financial Statements have been prepared in accordance with IFRS, are true, correct and complete in all respects and present fairly the financial condition of Valdy as of the dates thereof, including the assets and liabilities of Valdy as of the dates thereof, and the revenues, expenses and results of the operations of Valdy for the fiscal years ended on the date thereof.

(13)	Financial Records

All financial transactions of Valdy have been recorded in the financial books and records of Valdy in accordance with good business practice, and such financial books and records form the basis for the Valdy Financial Statements and the Valdy Financial Statements are derived from such books and records.

(14)	Material Agreements

Except for the Valdy Material Agreements listed and described in Schedule 3.1(14) of this Agreement, as of the date of this Agreement Valdy is not a party to any Material Agreement.

(15)	No Breach of Material Agreements

Valdy has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Valdy Material Agreement to which it is a party. Each of the Valdy Material Agreements is enforceable, is in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to Valdy or, to Valdy’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would:

(a)	become a default or event of default under any Valdy Material Agreement, or

(b)	result in the loss or expiration of any right or option by Valdy (or the gain thereof by any third party) under any Valdy Material Agreement.

(16)	Liabilities

There are no material liabilities of Valdy of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the Valdy Financial Statements;

(b)	liabilities incurred in the ordinary course of business and attributable to the period since December 31, 2020, none of which, individually or in the aggregate, has a Material Adverse Effect on Valdy; and

(c)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

(17)	Absence of Certain Material Changes or Events

Since the date of the Valdy Financial Statements:

(a)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to Valdy;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to Valdy has been incurred;

(c)	there has been no damage, destruction or loss of any material tangible assets, whether covered by insurance or not, that could reasonably be expected to have a Material Adverse Effect on Valdy;

(d)	Valdy has not acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of $2,000 in the aggregate, as of the date hereof, nor has Valdy agreed to do any of the foregoing;

(e)	Valdy has not entered into any Valdy Material Agreement, other than the Finder’s Fee Agreement and the Letter of Intent, or amended, modified, relinquished, terminated or failed to renew any Valdy Material Agreement, other than certain amendments to the terms of the escrow agreement among Valdy and certain of its securityholders and the terms of certain agent’s options issued by Valdy passed by resolutions of the shareholders of Valdy at a meeting held on March 12, 2021;

(f)	Valdy has not made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise); and

(g)	there has been no waiver by Valdy or agreement to waive, any right of substantial value and Valdy has not entered into any commitment or transaction not in the ordinary course of business where such right, commitment or transaction is or would be material in relation to Valdy.

(18)	Litigation

There are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of Valdy) pending or, to the best of the knowledge of Valdy, threatened, by or against or affecting Valdy, at law or in equity, or before or by any court or any Governmental Entity. To the best of the knowledge of Valdy, there are no grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

(19)	Tax

(a)	All Tax Returns required to be filed by or on behalf of Valdy have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Valdy with respect to items or periods covered by such Tax Returns.

(b)	Valdy has paid or provided adequate accruals in its financial statements for current Taxes, including income taxes and related deferred taxes, in conformity with IFRS applied on a consistent basis.

(20)	Reporting Issuer Status

(a)	Valdy is a reporting issuer in the provinces of British Columbia and Alberta and is not on the list of reporting issuers in default under applicable securities Laws.

(b)	The Valdy Shares are listed and posted for trading on the Exchange and Valdy is in compliance in all material respects with the rules and policies of the Exchange.

(c)	Valdy is not subject to any cease trade or other order of any Governmental Entity, and, to the knowledge of Valdy, no inquiry, review or investigation (formal or informal) or other proceedings involving Valdy that may operate to prevent or restrict trading of any securities of Valdy are currently in progress or pending before any Governmental Entity, other than the trading halt of the Valdy Shares imposed in accordance with Exchange policies in connection with the public announcement of the proposed Qualifying Transaction.

(21)	Public Disclosure Record

(a)	Valdy has filed all documents required to be filed by it in accordance with applicable securities Laws with the applicable securities regulatory authorities to maintain Valdy’s status as a reporting issuer not on the list of reporting issuers in default under applicable securities Laws in the Provinces of British Columbia and Alberta. All such documents and information comprising the Valdy Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto):

(i)	did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(ii)	complied in all material respects with the requirements of applicable securities Laws, and any amendments to the Valdy Public Disclosure Record required to be made have been filed on a timely basis with the applicable securities regulatory authorities.

(b)	Valdy has not filed any confidential material change report with any securities regulatory authority that at the date of this Agreement remains confidential.

(22)	Related Party Transactions

Other than as set forth in the Valdy Public Disclosure Record, there are no contracts or other transactions currently in place between Valdy or its subsidiaries, on the one hand, and: (i) any officer or director of Valdy or its subsidiaries; (ii) any holder of record or, to the knowledge of Valdy, beneficial owner of 10% or more of the Valdy Shares; and (iii) any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(23)	Compliance with Laws

Valdy has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased. Valdy has carried on no business other than activities as a capital pool company seeking to identify and evaluate assets or business with a view to completing a Qualifying Transaction. Valdy has not received notice of any violation of applicable Laws in any jurisdiction. There are no material Licenses necessary to carry on Valdy’s business as presently carried on or to own or lease any of the property or the assets utilized by Valdy except where the lack of grant of such would not have a Material Adverse Effect on Valdy. Each License is valid and subsisting and in good standing and there is no default or breach of any License and, to the best of the knowledge of Valdy, no proceeding is pending or threatened to revoke or limit any License. No License is non-renewable, expires within 12 months or contains any burdensome term, provision, condition or limitation which has or could have a Material Adverse Effect on Valdy or the business or requires the consent, approval, permit or acknowledgement of any Person in connection with the completion of the transactions herein contemplated.

(24)	Fees.

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Valdy, other than pursuant to the Finder’s Fee Agreement.

(25)	Disclosure

The representations and warranties and other factual statements of Valdy contained in this Agreement, and all information in the Schedules hereto, taken as a whole, do not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made herein and therein not misleading.

3.2	Representations and Warranties of INX

INX hereby represent and warrants to Valdy and the INX Securityholders as follows, and acknowledges that Valdy and the INX Securityholders are relying upon the accuracy of each of such representations and warranties in connection with the Securities Exchange and the completion of the other transactions hereunder:

(1)	Corporate Authority and Binding Obligation

INX has good right, full power and absolute authority to enter into this Agreement and to perform all of its obligations under this Agreement. INX has taken all necessary actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into of, and the execution, delivery and performance of, this Agreement. This Agreement is a legal, valid and binding obligation of INX, enforceable against it in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors’ rights generally and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

(2)	Subsidiaries

(a)	INX has no subsidiaries other than:

(i)	INX Services, Inc. (incorporated under the laws of Delaware);

(ii)	INX Digital, Inc. (incorporated under the laws of Delaware);

(iii)	INX Solutions Limited (incorporated under the laws of Gibraltar); and

(iv)	Midgard Technologies Ltd. (incorporated under the laws of Israel).

INX is the sole registered and beneficial holder of all the issued and outstanding share capital of each of its subsidiaries.

(b)	On January 12, 2021, INX entered into an asset purchase agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc. (collectively, “OFN” and the “Asset Purchase Agreement”). Upon closing of the transactions contemplated by the Asset Purchase Agreement, INX shall acquire various assets of OFN, including the entire share capital of Openfinance Securities, LLC, a Pennsylvania corporation.

(3)	Capitalization

(a)	The authorized capital of INX consists of 100,000,000 ordinary shares, GBP 0.001 par value each.

(b)	As of the date hereof, INX has 15,225,231 ordinary shares issued and outstanding, all of which are held by the INX Shareholders.

(c)	Other than the ESOP Commitments, there are no outstanding bonds, debentures or other evidences of indebtedness of INX having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the shareholders of INX on any matter.

(d)	INX has issued INX Tokens pursuant to the INX Prospectus. Pursuant to the INX Articles, the INX Tokens are deemed not to be equity securities of INX.

(e)	INX has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

(4)	No Other Purchase Agreements

Other than as set out on Schedule “A” or in connection with the ESOP Commitments, no Person has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including convertible securities, warrants or convertible obligations of any nature, for:

(a)	the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares of INX; or

(b)	to the knowledge of INX, the purchase from the INX Securityholders of any of the INX Securities.

(5)	Contractual and Regulatory Approvals

INX is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licenses, certifications, authorizations or approvals of, or notifications to, any Governmental Entity are required to be obtained by INX, in connection with the execution, delivery or performance by INX of this Agreement or the completion of the Securities Exchange.

(6)	Status, Charter Documents and Licenses

(a)	INX is duly incorporated and validly existing in all respects under the laws of its jurisdictions of incorporation. INX has all necessary corporate power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as it is now being conducted and proposed to be conducted. Complete and correct copies of the constating documents of INX have been delivered to Valdy the receipt of which is acknowledged.

(b)	INX is duly licensed, registered and qualified as a corporation to do business, is up-to-date in the filing of all required corporate returns and other notices and filings and is otherwise in good standing in all respects, in each jurisdiction where it carries on business.

(7)	Restrictions on Business Activities.

There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon INX or its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on INX.

(8)	Compliance with Charter Documents, Agreements and Laws

The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by INX, and the completion of the transactions contemplated hereby, will not conflict with nor constitute or result in a violation or material breach of or material default under, or cause the acceleration of any obligations of INX under:

(a)	any term or provision of any of the constating documents of INX or any director or shareholder minutes;

(b)	the terms of any agreement (written or oral), indenture, instrument or understanding or other obligation or restriction to which any INX is a party; or

(c)	any term or provision of any License or any order or decree of any court, Governmental Entity or regulatory body or any Law or regulation of any jurisdiction.

(9)	Corporate Records

The corporate records and minute books of INX, copies of which have been provided to Valdy, contain complete and accurate minutes or written resolutions, as the case may be, of all meetings or actions by written resolution in lieu of holding such a meeting, of the directors and shareholders of INX at which resolutions were passed or adopted, as the case may be, since its incorporation. The share certificate books, register of shareholders and register of directors and officers and any similar corporate records of INX are complete and accurate.

(10)	Shareholders Agreements, Shareholder Waivers, Etc.

(a)	There are no shareholders’ agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the INX Shares other than the INX Shareholders’ Agreement.

(b)	Pursuant to the INX Articles, the INX Securityholder Approval provides INX the authority to execute this Agreement on behalf of the INX Shareholders upon exercise of the “Bring Along Rights” set out in Article 80D of the INX Articles.

(c)	84% of the INX Shareholders (a) irrevocably subordinated their rights to receive any distributions and payments from INX prior to the payment in full by INX of all distributions owed to INX Token holders, and (b) irrevocably waived and subordinated their rights, in the event of an insolvency event of INX, to any cash held in a designated cash fund which INX had created for such purpose, as further detailed in the INX Prospectus (the “INX Shareholders Waiver”).

(11)	Financial Records

All financial transactions of INX have been recorded in the financial books and records of INX in accordance with good business practice and the INX Financial Statements present fairly the financial condition of INX.

(12)	Liabilities

There are no material liabilities of INX of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the INX Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement or Schedule 3.2(12) of this Agreement;

(c)	liabilities incurred in the ordinary course of business and attributable to the period since September 30, 2020, none of which, individually or in the aggregate, has a Material Adverse Effect on INX;

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement; and

(e)	liabilities of INX (and/or INX Securityholders) to holders of INX Tokens as set forth in the INX Prospectus.

(13)	Absence of Certain Material Changes or Events

Since the date of the INX Financial Statements:

(a)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to INX;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to INX has been incurred;

(c)	there has been no damage, destruction or loss of any material tangible assets, whether covered by insurance or not, that could reasonably be expected to have a Material Adverse Effect on INX;

(d)	Except for the sale of INX Tokens and grant of rights to holders of INX Tokens as set forth in the INX Prospectus and the transactions contemplated under the Open Finance Asset Purchase Agreement, INX has not acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of US$100,000 in the aggregate, as of the date hereof, nor has INX agreed to do any of the foregoing;

(e)	INX has not made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise); and

(f)	there has been no waiver by INX or agreement to waive, any right of substantial value and INX has not entered into any commitment or transaction not in the ordinary course of business where such right, commitment or transaction is or would be material in relation to INX.

(14)	Material Agreements

Except for the INX Material Agreements listed and described in Schedule 3.2(14) of this Agreement, as of the date of this Agreement INX is not a party to any Material Agreement.

(15)	No Breach of Material Agreements

INX has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any INX Material Agreement to which it is a party. Each of the INX Material Agreements is enforceable, is in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to INX or, to INX’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would:

(a)	become a default or event of default under any INX Material Agreement, or

(b)	result in the loss or expiration of any right or option by Valdy (or the gain thereof by any third party) under any INX Material Agreement.

(16)	Litigation

There are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of INX) pending or, to the best of the knowledge of INX, threatened, by or against or affecting INX, at law or in equity, or before or by any court or Governmental Entity. To the best of the knowledge of INX, there are no grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.

(17)	Tax

(a)	All Tax Returns required to be filed by or on behalf of INX have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by INX with respect to items or periods covered by such Tax Returns.

(b)	INX has paid or provided adequate accruals in its financial statements for current Taxes, including income taxes and related deferred taxes, in conformity with IFRS applied on a consistent basis.

(18)	Compliance with Laws

INX has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased. INX has not received notice of any violation of applicable Laws in any jurisdiction. Schedule 3.2(18) of this Agreement sets out a complete and accurate list of all material Licenses and there are no other material Licenses necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by INX except where the lack of grant of such would not have a Material Adverse Effect on the INX business as currently conducted. Each License is valid and subsisting and in good standing and there is no default or breach of any License and, to the best of the knowledge of INX, no proceeding is pending or threatened to revoke or limit any License.

(19)	Fees

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of INX, other than fees and commissions payable to the selling agents pursuant to the Private Placement Financing.

(20)	Disclosure

The representations and warranties and other factual statements of INX contained in this Agreement, and all information in the Schedules hereto, taken as a whole, do not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made herein and therein not misleading.

3.3	Acknowledgements, Representations and Warranties of the INX Securityholders

Each of the INX Securityholders hereby severally, and not jointly or joint and severally, acknowledges, represents and warrants to Valdy and INX and acknowledges and confirms that Valdy and INX are relying upon the INX Securityholders’ acknowledgements, representations and warranties in connection with the Securities Exchange and the completion of the other transactions hereunder:

(1)	No Conflict

Neither the execution and delivery of this Agreement, or any other agreements and instruments executed in connection with the Securities Exchange by the INX Securityholder nor the performance by the INX Securityholder of its obligations hereunder and thereunder will conflict with or result in:

(a)	a violation, contravention or breach by the INX Securityholder of any of the terms, conditions or provisions of any agreement or instrument to which such the INX Securityholder is a party, or by which the INX Securityholder is bound or constitute a default by the INX Securityholder thereunder, or, to the knowledge of the INX Securityholder, after due inquiry, under any statute, regulation, judgment, decree or law by which the Shareholder is subject or bound, or result in the creation or imposition of any mortgage, lien, charge or Encumbrance of any nature whatsoever upon any of the INX Securityholder’s INX Securities; or

(b)	a violation by the INX Securityholder of any Law or regulation or any applicable order of any court, arbitrator or Governmental Entity having jurisdiction over the INX Securityholder.

(2)	No Third Party Rights

No Person has any agreement or option or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option for the acquisition from the INX Securityholder of any of the INX Securityholder’s INX Securities.

(3)	Power and Capacity

The INX Securityholder has all necessary power, authority and capacity to enter into the Agreement, and all other agreements and instruments to be executed by it as contemplated by the Agreement and to carry out its obligations under the Agreement, and such other agreements and instruments;

(4)	Authorization

The execution and delivery of the Agreement, and such other agreements and instruments and the consummation of the transaction have been duly authorized by all necessary corporate action on the part of the INX Securityholder as may be required.

(5)	Binding Obligation

The Agreement constitutes a valid and binding obligation of the INX Securityholder enforceable against the INX Securityholder in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(6)	Ownership

The INX Securityholder is the registered and legal beneficial owner of its INX Securities and has good and valid title thereto free and clear of any Encumbrances, other than the INX Shareholders Waiver.

Article 4
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

4.1	Survival of Warranties

The representations and warranties made by each of Valdy and INX contained in this Agreement, or contained in any document or certificate given in order to carry out the transactions contemplated hereby will survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Closing Time and the date on which this Agreement is terminated in accordance with its terms. The representations and warranties made by the INX Securityholders contained in this Agreement, or contained in any document or certificate given in order to carry out the transactions contemplated hereby will survive the Closing Date and will continue in full force and effect for the benefit of the other Parties hereto for a period of 12 months from the Closing Date.

Article 5
COVENANTS

5.1	Mutual Covenants of Valdy and INX

Each of Valdy and INX covenants and agrees that, from the date of the Agreement to the Closing Time, except with respect to any matter contemplated by this Agreement or any transaction contemplated by this Agreement or otherwise required by applicable Law, or with the consent of the other and the holders of majority interest of the INX Securityholders on a fully-diluted basis, such consent not to be unreasonably withheld, conditioned or delayed, it will:

(a)	except as strictly required to give effect to the matters contemplated herein carry on business in, and only in, the ordinary course in substantially the same manner as heretofore conducted;

(b)	not issue, authorize or propose the issuance of, or acquire or propose the acquisition of, any shares of its capital stock of any class or securities convertible into, or rights, warrants or options to acquire, any such shares or other convertible securities other than pursuant to the INX Token Offering and other than those currently outstanding or upon exercise of existing convertible securities (including ESOP Commitments) or as otherwise contemplated hereby;

(c)	not alter or amend its articles or by-laws in any manner which may adversely affect the success of the Securities Exchange, except as strictly required to give effect to the matters contemplated herein;

(d)	take all actions within its control to ensure that the representations and warranties made by it remain true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of the Closing Time, and to satisfy or cause to be satisfied the conditions in Article 6;

(e)	promptly inform the other of any facts that come to its attention which would cause any of its representations and warranties in this Agreement to be untrue in any material respect;

(f)	duly observe and perform each and every one of its covenants and agreements set forth in this Agreement;

(g)	promptly inform the other in writing of any Material Adverse Change in respect of itself;

(h)	prepare such financial statements of Valdy and INX, respectively, including any acquisition or pro forma financial statements, as may be required to be included in the Filing Statement;

(i)	seek the Valdy Shareholder Approval or the INX Securityholder Approval, respectively; and

(j)	at or before the Closing Time, use all commercially reasonable efforts to procure that all necessary steps and corporate proceedings are taken in order to facilitate the Securities Exchange.

5.2	Covenants of Valdy

Valdy covenants and agrees that, from the date of this Agreement to the Closing Time, except with respect to any matter contemplated by this Agreement or otherwise required by applicable Law, or with the consent of INX, such consent not to be unreasonably withheld, conditioned or delayed, Valdy will use all commercially reasonable efforts to:

(a)	change its name to “The INX Digital Company Inc.”, subject to the approval of the Exchange and as may be accepted by the Registrar (the “Name Change”);

(b)	consolidate the Valdy Shares such that immediately prior to the Closing Time (but subsequent to the issuance of the Valdy Share pursuant to the Finder’s Fee Agreement), there shall be outstanding 5,000,000 Valdy Shares on a fully-diluted basis, including the issuance of Valdy Shares pursuant to the exercise of the securities described in Section 3.1(3)(b)(ii) and 3.1(3)(b)(iii) (the “Consolidation”);

(c)	appoint the INX Nominees to replace the current slate of directors of Valdy immediately following the Closing Time;

(d)	obtain the approval of the Exchange for the Securities Exchange and the listing and posting for trading on the Exchange of the Valdy Consideration Shares;

(e)	cause the Filing Statement to be filed with applicable regulatory authorities in all jurisdictions where the same is required to be filed; and

(f)	implement the changes to the Valdy stock option plan reflected in the Valdy Shareholder Approval.

5.3	Canadian Tax Election

(1)	Valdy agrees to make a joint election with each Canadian Electing Holder pursuant to subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) (“Tax Election”) in respect of the exchange of their INX Shares for Valdy Consideration Shares pursuant to Section 2.1. However, Valdy will only make a Tax election with a Canadian Electing Holder who notifies Valdy in writing prior to the Closing Date of its intention to make a Tax Election. A tax instruction letter providing certain instructions on how to complete and return the Tax Election forms will be provided to such Canadian Electing Holders shortly after the Closing Date.

(2)	Each Canadian Electing Holder will be solely responsible for ensuring the Tax Election form is completed correctly and filed with the Canada Revenue Agency (and any applicable provincial income tax authorities) by the required deadline. The “agreed amount” in the Tax Election will be selected by the Canadian Electing Holder, subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Valdy will not be responsible for the proper completion or filing of any Tax Election form. With the exception of execution of the Tax Election form by Valdy, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Canadian Electing Holder making the election. Accordingly, Valdy will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure to properly complete any Tax Election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the Securities Exchange are subject to the satisfaction, on or prior to the Closing Time, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

(a)	this Agreement shall not have been terminated in accordance with Article 9;

(b)	there will not be in force any order or decree restraining or enjoining the consummation of the Securities Exchange and there will be no proceeding of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof;

(c)	all required regulatory and third party approvals will have been received, including the conditional approval of the Exchange for the Qualifying Transaction;

(d)	receipt of the Valdy Shareholder Approval and the INX Securityholder Approval; and

(e)	the completion of the Private Placement Financing for aggregate gross proceeds of no less than $15,000,000.

6.2	Conditions to the Obligations of Valdy

Notwithstanding anything herein contained, the obligation of Valdy to complete the Securities Exchange will be subject to the fulfilment of the following conditions at or prior to the Closing Time, and INX covenants to use its commercially reasonable efforts to ensure that such conditions are fulfilled:

(a)	INX and the INX Securityholders shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by them on or before the Closing Date pursuant to the terms of this Agreement and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of INX and the INX Securityholders made in this Agreement shall be true and correct in all material respects as at the Closing Date;

(b)	INX having no Indebtedness outstanding;

(c)	Valdy will have executed an investor relations/market awareness contract with Creative Direct Marketing Group Inc. to take effect on the Closing Date on terms and conditions to be agreed to by INX, subject to requisite corporate approvals;

(d)	INX having no more than 175,000,000 INX Shares issued and outstanding on a fully-diluted basis, which amount shall include INX Shares issuable pursuant to any convertible securities other than in respect of: (i) INX Options; and (ii) the Private Placement Financing;

(e)	there will have been no Material Adverse Change with respect to INX; and

(f)	at the Closing Time, INX will deliver to Valdy all of the documents set forth in Section 7.2(b).

The conditions contained in this Section 6.2 are inserted for the exclusive benefit of Valdy and may be waived in whole or in part by Valdy at any time. The completion of the Securities Exchange will be deemed to mean a waiver of all conditions by Valdy. INX acknowledges that the waiver by Valdy of any condition or any part of any condition will constitute a waiver only of such condition or such part of such condition, as the case may be, and will not constitute a waiver of any covenant, agreement, representation or warranty made by INX herein that corresponds or is related to such condition or such part of such condition, as the case may be.

6.3	Conditions to the Obligations of INX and the INX Securityholders

Notwithstanding anything herein contained, the obligations of INX and the INX Securityholders to complete the Securities Exchange will be subject to the fulfillment of the following conditions at or prior to the Closing Time, and Valdy will use its best efforts to ensure that such conditions are fulfilled:

(a)	Valdy shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by them on or before the Closing Date pursuant to the terms of this Agreement and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of Valdy made in this Agreement shall be true and correct in all material respects as at the Closing Date

(b)	there will have been no Material Adverse Change with respect to Valdy;

(c)	Valdy having a minimum of $800,000 in cash, and all liabilities of Valdy showing on the Valdy Financial Statements or incurred since that date shall have been eliminated, other than liabilities incurred in connection with any transaction contemplated by this Agreement or incurred following the date thereof to maintain Valdy’s status as a reporting issuer not in default in British Columbia and Alberta;

(d)	the Exchange shall not have objected to the appointment of the INX Nominees to the board of directors of Valdy, or of the management nominees of INX to serve as officers of Valdy, each following the Closing Time;

(e)	completion of the Name Change;

(f)	completion of the Consolidation;

(g)	receipt of a ruling from the Israeli tax authorities (“ITA”) in connection with the transactions contemplated herein in accordance with the provisions of Section 6.4;

(h)	the Valdy Consideration Shares and the Valdy Consideration Legacy Warrants being free trading pursuant to applicable securities laws and, for those INX Shareholders who hold less than one (1%) percent of Valdy’s issued and outstanding share capital post-Closing, not subject to escrow under the rules of the Exchange; and

(i)	the changes to the Valdy stock option plan reflected in the Valdy Shareholder Approval shall have been implemented;

(j)	at the Closing Time, Valdy will deliver to INX and the INX Securityholders all of the documents set forth in Section 7.2(a).

The conditions contained in this Section 6.3 hereof are inserted for the exclusive benefit of INX and the INX Securityholders and may be waived in whole or in part by INX on its own behalf or the INX Securityholders (or such percentage of INX Securityholders as may be required under the INX Articles) at any time. The completion of the Securities Exchange will be deemed to mean a waiver of all conditions by INX and the INX Securityholders. Valdy acknowledges that the waiver by INX of any condition or any part of any condition will constitute a waiver only of such condition or such part of such condition, as the case may be, and will not constitute a waiver of any covenant, agreement, representation or warranty made by Valdy herein that corresponds or is related to such condition or such part of such condition, as the case may be.

6.4	Israeli Tax Ruling

INX has instructed its Israeli tax advisors to prepare and file with the ITA an application for a tax ruling in connection with the Israeli tax implication of the transactions contemplated under this Agreement on behalf of INX and INX Securityholders who elect to become a party to such a tax ruling requesting the ITA to defer any obligation to pay capital gains tax on the exchange of securities as part of the transactions contemplated under this Agreement (the “Israeli Income Tax Ruling”). The Parties shall use their best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Israeli Income Tax Ruling as promptly as practicable. The Parties hereby agree, that to the extent so required under the relevant Israeli Income Tax Ruling, the Valdy Consideration Securities distributable hereunder shall be deposited with a paying agent, who shall act as a paying or escrow agent, subject to the terms of the Israeli Income Tax Ruling and a customary paying agent agreement shall be executed prior to the Closing Time by the Parties.

Each Party shall, and shall instruct its representatives to cooperate with the other Parties and their respective counsels and representatives, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Income Tax Ruling or any related document.

Article 7
Closing

7.1	Closing Date

The parties will use commercially reasonable efforts to complete the Securities Exchange by the Closing Date.

7.2	Deliveries on Closing

At the Closing Time:

(a)	Valdy will deliver to INX:

(i)	duly executed share certificates of Valdy representing the Valdy Consideration Shares registered in the name of the INX Shareholders or as the INX Shareholders may direct no less than seven days prior to the Closing Date, and/or a direct deposit of the Valdy Consideration Shares into the non-certificated inventory system of CDS Clearing and Depository Services Inc., registered in the name of “CDS & Co.”;

(ii)	a copy of the resolution of the directors of Valdy authorizing: (A) the execution and delivery of this Agreement and the performance by Valdy of the terms of this Agreement; and (B) the issuance of the Valdy Consideration Securities hereunder;

(iii)	resignations of Johnny Ciampi, James Decker, Jonathan McNair, and Neil Currie as directors and officers of Valdy;

(iv)	evidence, satisfactory to INX, acting reasonably, of the Valdy Shareholder Approval;

(v)	evidence, satisfactory to INX, acting reasonably, of the Consolidation;

(vi)	evidence, satisfactory to INX, acting reasonably, of the appointment of the INX Nominees;

(vii)	evidence, satisfactory to INX, acting reasonably, regarding the financial matters described in Section 6.3(c);

(viii)	a certificate of name change confirming the Name Change;

(ix)	a form of INX Shareholders Waiver, executed by Valdy; and

(x)	a certificate of good standing in respect of Valdy.

(b)	INX will deliver to Valdy:

(i)	certificates representing the INX Legacy Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer;

(ii)	acknowledgements, in a form reasonably acceptable to Valdy, that the holders of INX Subscription Receipts will be deemed to have been issued INX Shares exchanged at Closing for Valdy Shares;

(iii)	duly executed share certificates of INX registered in the name of Valdy, representing all of the INX Shares;

(iv)	evidence, satisfactory to Valdy, acting reasonably, of the INX Securityholder Approval and the implementation of changes to the Valdy stock option plan reflected therein;

(v)	a joinder agreement, substantially in the form attached hereto as Schedule “C” to this Agreement, between INX and each of the INX Shareholders that has not executed this Agreement, which may be signed by INX on behalf of each INX Shareholder that has delivered a Power of Attorney in favour of INX;

(vi)	a joinder agreement, substantially in the form attached hereto as Schedule “C” to this Agreement, between INX and such INX Legacy Warrant Holders that have not executed this Agreement as of the date hereof as would result in INX Securityholders holding at most 5,000,000 INX Shares (on a fully diluted basis and after applying the Conversion Ratio) not being subject to the Lock-Up Terms, including in said 5,000,000 INX Shares the INX Shares held by the INX De Minimis Shareholders which are released from the Lock-Up Terms on the Closing Date; and

(vii)	a copy of the resolution of the directors of INX authorizing the execution and delivery of this Agreement and the performance by INX of the terms of this Agreement.

7.3	Closing Arrangements

Subject to the terms and conditions hereof, the transactions contemplated herein will be closed on the Closing Date at the Closing Time at the offices of Fasken Martineau DuMoulin LLP, in the City of Toronto, or electronically.

7.4	Advisory Agreements

The Parties agree that, upon completion of the Securities Exchange, Valdy shall enter into five year advisory agreements with each of James Decker and Johnny Ciampi in a form and substance reasonably acceptable to Valdy, INX and each of Mr. Decker and Mr. Ciampi with respect to their respective agreement, and such agreements shall provide for the issuance to Mr. Decker and Mr. Ciampi, as applicable, of 500,000 immediately vesting five year options to purchase Valdy Shares at a price of $1.25 per share and 500,000 immediately vesting five year options to purchase Valdy shares at a price of $2.50 per share.

Article 8
Indemnification

8.1	Indemnification by Valdy

(1)	Valdy (in this Section 8.1, the “Indemnifying Party”) hereby agrees to indemnify and save INX and the INX Securityholders (each, in this Section 8.1, an “Indemnified Party”) harmless from and against any claims, demands, actions, causes of action, damage, loss, deficiency, cost, liability and expense (“Indemnified Losses”) which may be made or brought against the Indemnified Party or which the Indemnified Party may suffer or incur as a result of, in respect of or arising out of:

(a)	any non-performance or non-fulfilment of any covenant or agreement on the part of the Indemnifying Party contained in this Agreement or in any document given in order to carry out the transactions contemplated hereby;

(b)	any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Indemnifying Party contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby; and

(c)	all costs and expenses including, without limitation, reasonable legal fees on a solicitor and client basis, incidental to or in respect of the foregoing.

8.2	Indemnification by INX

(1)	INX (in this Section 8.2 the “Indemnifying Party”) hereby agrees to indemnify and save Valdy and the INX Securityholders (each, in this Section 8.2, an “Indemnified Party”) harmless from and against any Indemnified Losses which may be made or brought against the Indemnified Party or which the Indemnified Party may suffer or incur as a result of, in respect of or arising out of:

(a)	any non-performance or non-fulfilment of any covenant or agreement on the part of the Indemnifying Party contained in this Agreement or in any document given in order to carry out the transactions contemplated hereby;

(b)	any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Indemnifying Party contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby; and

(c)	all costs and expenses including, without limitation, reasonable legal fees on a solicitor and client basis, incidental to or in respect of the foregoing.

8.3	Indemnification by INX Securityholders

(1)	Each INX Securityholder (each, in this Section 8.3, an “Indemnifying Party”) hereby agrees, on a several, and not joint or joint and several basis, to indemnify and save Valdy and INX (each, in this Section 8.3, an “Indemnified Party”) harmless from and against any Indemnified Losses which may be made or brought against the Indemnified Party or which the Indemnified Party may suffer or incur as a result of, in respect of or arising out of:

(a)	any non-performance or non-fulfilment of any covenant or agreement on the part of the Indemnifying Party contained in this Agreement or in any document given in order to carry out the transactions contemplated hereby;

(b)	any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Indemnifying Party contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby; and

(c)	all costs and expenses including, without limitation, reasonable legal fees on a solicitor and client basis, incidental to or in respect of the foregoing.

(2)	Notwithstanding any other provisions of this Agreement, or of any agreement, certificate or other document made in order to carry out the transactions contemplated hereby, the maximum aggregate liability of an INX Securityholder hereunder in respect of all Indemnified Losses will not exceed the value of the consideration actually received by such Indemnifying Party pursuant to the terms of this Agreement.

Article 9
termination

9.1	Termination

This Agreement may, by notice given before or at the Closing Time, be terminated by:

(a)	mutual agreement of Valdy and INX;

(b)	either Valdy or INX upon notice to the other in the event that any condition set forth in this Agreement for their benefit is not satisfied to the satisfaction of such Party prior to the Closing Date or becomes incapable of being satisfied and such Party does not waive such condition;

(c)	either Valdy or INX, if there shall be any Law that makes consummation of the Securities Exchange illegal or otherwise prohibited, any applicable regulatory authority having notified in writing either Valdy or INX that it will not permit the Securities Exchange to proceed, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining Valdy or INX from consummating the Securities Exchange shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(d)	either Valdy or INX if the Private Placement Financing is not completed by April 30, 2021;

(e)	either Valdy or INX upon notice to the other in the event that the Securities Exchange is not completed before the date that is 120 days following the date hereof, or such other date as Valdy and INX may agree in writing (the “Termination Date”);

(f)	Valdy if:

(i)	INX has breached any of its representations, warranties or covenants in this Agreement in any material respect and such breach is not curable or if curable, is not cured within five Business Days after notice thereof has been received by the Party alleged to be in breach;

(ii)	there shall occur after the date hereof, any change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of INX; or

(g)	INX if:

(i)	Valdy has breached any of its representations, warranties or covenants in this Agreement in any material respect and such breach is not curable or if curable, is not cured within five Business Days after notice thereof has been received by the Party alleged to be in breach; or

(ii)	there shall occur after the date hereof, any change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of Valdy.

9.2	Rights not Exclusive

Each Party’s right of termination under Section 9.1 hereto is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1 hereto, all obligations of the Parties under this Agreement will terminate, except as provided under Section 9.3 hereto; provided, however, that for greater certainty if this Agreement is terminated by a Party because of the breach of the Agreement by another Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of any other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

9.3	Expenses and Reimbursement

(1)	All fees, costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees, costs or expenses, except that if the Securities Exchange does not complete for any reason, INX shall reimburse Valdy for all of its reasonable costs incurred in connection with obtaining the Valdy Shareholder Approval, up to a maximum of $15,000.

(2)	Nothing in this Section 9.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements.

Article 10
GENERAL PROVISIONS

10.1	Further Assurances

Each Party hereby covenants and agrees that at any time and from time to time after the Closing Date it will, upon the request of the other Parties, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required for the better carrying out and performance of all the terms of this Agreement.

10.2	Confidentiality

Except as may be required by any rule, regulation or law of any kind whatsoever which is applicable to a Party (including without limitation, the guidelines and instructions of the US Securities and Exchange Commission), or its directors, officers, employees, authorized agents or representatives, while this Agreement is in effect and for a period of three years thereafter, each of the Parties will keep confidential all discussions and communications between them (collectively, “Confidential Information”) including, without limitation, all information communicated therein and all written and printed materials of any kind whatsoever exchanged between them and, if requested by a Party to do so, such Party will arrange for its directors, officers, employees, authorized agents and representatives that are or that may become aware of the relationship between the Parties created by this Agreement to provide to the first Party a letter, in a form acceptable to the Parties hereto, confirming their agreement to be bound by these non-disclosure provisions. For the purposes hereof, “Confidential Information” will not include information that: (a) is already in a Party’s possession and not subject to any obligation of confidentiality; (b) is or becomes generally available to the public other than as a result of unauthorized disclosure by or through a Party; (c) is or becomes available to a Party on a non-confidential basis from the Party or from a source other than such Party, any party related to such Party or such Party’s advisors, provided that such source is not known by a Party to be bound by any obligation of confidentiality to the other Party.

10.3	Notices

Any notice, designation, communication, request, demand or other document, required or permitted to be given or sent or delivered hereunder to any Party hereto will be in writing and will be sufficiently given or sent or delivered if it is:

(a)	delivered personally to such Party or to an officer or director of such Party, as applicable, or

(b)	sent to the Party entitled to receive it by registered mail, postage prepaid, mailed in Canada, or

(c)	sent by electronic mail.

Notices will be sent to the following addresses or email addresses:

(i)	in the case of INX:

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Attention: Alan Silbert
Tel: +350 200 79000
Email: alan.silbert@inx.co

With copies, which shall not constitute notice, to each of:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Toronto, Ontario M5H 2R2

Canada

Attention: Bradley Freelan
Email: bfreelan@fasken.com

and

Horn & Co. Law Offices

Amot Investments Tower, 2 Weizmann St.,

24th Floor, Tel-Aviv 6423902, Israel.

Attention: Yuval Horn, Adv.

Email: yhorn@hornlaw.co.il

(ii)	in the case of Valdy:

Valdy Investments Ltd.

#902 – 510 Burrard Street

Vancouver, British Columbia V6C 3H1

Canada

Attention: Johnny Ciampi

Email: johnny@maxamcapitalcorp.com

with a copy, which shall not constitute notice, to:

Clark Wilson LLP

900-885 West Georgia Street

Vancouver, British Columbia V6C 3H1

Attention: Bernard Pinsky
Email: BPinsky@cwilson.com

or to such other address or email addresses as the Party entitled to or receiving such notice, designation, communication, request, demand or other document, by a notice given in accordance with this Section, has communicated to the Party giving or sending or delivering such notice, designation, communication, request, demand or other document.

Any notice, designation, communication, request, demand or other document given or sent or delivered as aforesaid will:

(d)	if delivered as aforesaid, be deemed to have been given, sent, delivered and received on the date of delivery;

(e)	if sent by mail as aforesaid, be deemed to have been given, sent, delivered and received on the fourth Business Day following the date of mailing, unless at any time between the date of mailing and the fourth Business Day thereafter there is a discontinuance or interruption of regular postal service, whether due to strike or lockout or work slowdown, affecting postal service at the point of dispatch or delivery or any intermediate point, in which case it will be deemed to have been given, sent, delivered and received in the ordinary course of the mails, allowing for such discontinuance or interruption of regular postal service; and

(f)	if sent by email, be deemed to have been given, sent, delivered and received on the date the sender receives an electronic acknowledgement back confirming receipt by the recipient or the next Business Day if sent after 5:00 p.m. PST or on a weekend or holiday whichever is later.

10.4	Counterparts

This Agreement may be executed in several counterparts by DocuSign or other form of electronic delivery, and delivered by email transmission or other means of electronic communication capable of producing a printed copy, each of which so executed will be deemed to be an original, and such counterparts together will constitute but one and the same instrument.

10.5	Expenses of Parties

Except as otherwise provided herein, each of the Parties hereto will bear all expenses incurred by it in connection with this Agreement including, without limitation, the charges of their respective counsel, accountants, financial advisors and finders.

10.6	Announcements

No announcement with respect to this Agreement will be made by any Party hereto without the prior approval of the other Parties. The foregoing will not apply to any announcement by any Party required in order to comply with securities laws or the requirements of relevant securities exchanges, in which case each Party will share with the other Parties in advance any announcement so that the other Parties may comment and arrange their announcements accordingly.

10.7	Assignment

The rights of a Party hereunder are not assignable without the written consent of the other Parties.

10.8	Successors and Assigns

This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Nothing herein, express or implied, is intended to confer upon any person, other than the Parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.9	Entire Agreement

This Agreement and the Schedules referred to herein constitute the entire agreement among the Parties hereto and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, including without limitation, the Letter of Intent. None of the Parties hereto will be bound or charged with any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings not specifically set forth in this Agreement or in the Schedules, documents and instruments to be delivered before the Closing Date pursuant to this Agreement. The Parties hereto further acknowledge and agree that, in entering into this Agreement and in delivering the Schedules, documents and instruments to be delivered at the Closing Date, they have not in any way relied, and will not in any way rely, upon any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings, express or implied, not specifically set forth in this Agreement or in such Schedules, documents or instruments.

10.10	Amendments

No modification or amendment to this Agreement may be made unless agreed to by the Parties hereto in writing, provided that approvals by the INX Securityholders may be provided by a holders of majority interest of the INX Securityholders on a fully-diluted basis.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have duly executed this agreement as of the day and year first above written.

INX LIMITED, on its own behalf and on behalf of the INX Securityholders who have not executed herein
By:	“Alan Silbert”
Name: Alan Silbert
Title: Director

VALDY INVESTMENTS LTD.
By:	“Johnny Ciampi”
Name: Johnny Ciampi
Title: Chief Financial Officer and Director

PI FINANCIAL CORP.
By:	“Vay Tham”
Name: Vay Tham
Title: MD, Investment Banking

EIGHT CAPITAL
By:	“Stephen Delany”
Name: Stephen Delaney
Title: Principal, Head of Investment Banking

schedule “a”

INX Shareholders

Name of INX Shareholder	Number of INX Shares	Number of Valdy Consideration Shares to be Issued at Closing
Redacted	3,576,125	37,503,305
Redacted	1,837,886	19,274,158
Redacted	1,260,704	13,221,173
Redacted	885,057	9,281,712
Redacted	772,171	8,097,861
Redacted	623,676	6,540,574
Redacted	621,375	6,516,443
Redacted	543,501	5,699,768
Redacted	410,891	4,309,069
Redacted	397,660	4,170,314
Redacted	353,928	3,711,691
Redacted	333,333	3,495,708
Redacted	315,878	3,312,655
Redacted	311,500	3,266,742
Redacted	285,169	2,990,606
Redacted	284,988	2,988,708
Redacted	264,201	2,770,712
Redacted	189,182	1,983,977
Redacted	165,654	1,737,236
Redacted	143,678	1,506,771
Redacted	135,864	1,424,824
Redacted	135,834	1,424,509
Redacted	135,763	1,423,765
Redacted	107,571	1,128,112
Redacted	95,786	1,004,521
Redacted	95,786	1,004,521
Redacted	95,785	1,004,510
Redacted	95,312	999,550
Redacted	95,299	999,413
Redacted	92,312	968,088
Redacted	73,153	767,165
Redacted	73,153	767,165
Redacted	65,530	687,222
Redacted	63,791	668,985
Redacted	47,893	502,260
Redacted	46,405	486,655
Redacted	46,405	486,655
Redacted	39,852	417,933
Redacted	39,104	410,089
Redacted	36,576	383,577
Redacted	31,500	330,345

INX Legacy Warrant Holders

Name of INX Legacy Warrant Holder	Number of INX Legacy Warrants	Number of Valdy Consideration Legacy Warrants to be Issued at Closing
Redacted	596,659	6,257,243
Redacted	165,654	1,737,236
Redacted	121,401	1,273,149
Redacted	102,106	1,070,799
Redacted	73,153	767,165
Redacted	73,153	767,165
Redacted	65,530	687,222
Redacted	47,128	494,238
Redacted	39,978	419,255
Redacted	39,852	417,933
Redacted	36,576	383,577
Redacted	33,172	347,879
Redacted	24,226	254,061
Redacted	19,659	206,167
Redacted	9,829	103,078
Redacted	9,829	103,078
Redacted	3,947	41,393
Redacted	30	315

INX Option Holders

Name of INX Option Holder	Number of INX Options	Number of Valdy Consideration Options to be Issued at Closing
Redacted	485,000	5,086,260
Redacted	400,937	4,204,681
Redacted	48,122	504,662

Schedule “B-1”

lock-up terms (shy datika)

1.	The applicable INX Securityholder (the “Locked-up Securityholder”) understands that INX Limited (“INX” or the “Company”) is entering into the securities exchange agreement to which this Schedule is attached (the “Definitive Agreement”) with, among others, Valdy Investments Inc. (“Valdy”), to complete a reverse takeover pursuant to which the business of INX shall become the business of Valdy (the “Reverse Takeover”) and, upon completion of the Reverse Takeover, the securityholders of the Company will hold the majority of the outstanding equity securities of Valdy (the “Resulting Issuer Shares”), and INX will be the resulting issuer of the Reverse Takeover (the “Resulting Issuer”).

2.	The Locked-up Securityholder also understands that in connection with the Reverse Takeover, the Company intends to enter into an agency agreement (the “Agency Agreement”) with PI Financial Corp. and Eight Capital, as joint book-runners and co-lead agents (the “Agents”) relating to an offering (the “Offering”) of subscription receipts (the “Subscription Receipts”) of INX. Each Subscription Receipt will entitle the holder thereof to receive one common share of INX (each, an “Underlying Share”) and one half of one common share purchase warrant of INX (each, an “Underlying Warrant”) upon satisfaction or waiver of certain specified escrow release conditions. In connection with the Reverse Takeover, each Underlying Share will be exchanged for common shares of the Resulting Issuer pursuant to the Conversion Ratio (the “Resulting Issuer Shares”). The Underlying Warrants will remain outstanding and thereafter entitle the holder thereof to acquire one Resulting Issuer Share on the same terms and conditions on an economically equivalent basis.

3.	In consideration for the benefit that the Offering and the Reverse Takeover will confer upon the Locked-up Securityholder, the Locked-up Securityholder agrees with the Agents, Valdy and the Company (and, following the Reverse Takeover, the Resulting Issuer) that during the period commencing on the closing of the Offering (the “Closing Date”) and ending 24 months following the closing of the Reverse Takeover (the “Lock-up Period”), the Locked-up Securityholder will not, directly or indirectly (the “Restrictions”): (i) offer, sell, contract to sell, transfer, assign, secure, hypothecate, pledge, lend, swap, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of (whether through the facilities of a stock exchange, by private placement or otherwise) or transfer any securities of the Company or an affiliate of the Company or any Resulting Issuer Shares, or securities convertible or exchangeable into equity securities of the Company or any affiliate of the Company or into Resulting Issuer Shares, in each case, whether owned by the Locked-up Securityholder or the Locked-up Securityholder has the power of disposition, including those listed below the undersigned’s signature (collectively, the “Locked-up Securities”); (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement or transaction that transfers, in whole or part, to another person any of the economic consequences of ownership of any Locked-up Securities, whether any such swap or transaction is to be settled by delivery of securities, in cash or otherwise, as the case may be; or (iii) otherwise publicly announce (by press release or other public platform of dissemination) any intention to do any of the activities restricted by (i) and (ii).

4.	For greater certainty, for the purposes of this Schedule, “Locked-up Securities” shall include any additional Locked-up Securities acquired by the Locked-up Securityholder following the Closing Date (which shall be treated as if they were originally held on the Closing Date by the Locked-up Securityholder) other than those Locked-Up Securities acquired pursuant to the Offering.

5.	The Restrictions will not apply if the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed, has been obtained by the Locked-up Securityholder in connection with any transaction involving Locked-up Securities.

6.	Nothing in this Schedule shall prohibit or otherwise restrict the transfer, sale or tender of any or all of the Locked-up Securities: (i) during the Lock-up Period pursuant to a Business Combination (as defined below); provided, all Locked-up Securities that are not so transferred, sold or tendered remain subject to this Schedule, and provided, further, that it shall be a condition of transfer that if such Business Combination is not completed, any Locked-up Securities subject to this Schedule shall remain subject to the restrictions herein for the balance of the Restricted Period; or (ii) in connection with transfers to any affiliates of the Locked-up Securityholder, any immediate family members of the Locked-up Securityholder, or any company, trust or other entity owned by or maintained for the benefit of the Locked-up Securityholder or any immediate family members of the Locked-up Securityholder. For the purposes of this lock-up agreement, “Business Combination” means: (a) a bona fide formal take-over bid (as defined in the Securities Act (Ontario)) made for all outstanding Resulting Issuer Shares or which, if successful, would result in a change of control; (b) a bona fide formal issuer bid (as defined in the Securities Act (Ontario)) made for all outstanding Resulting Issuer Shares; (c) an amalgamation that results in a change of control; or (d) a merger or similar statutory procedure involving a change of control.

7.	The Locked-up Securityholder hereby acknowledges and agrees that during the Lock-up Period the Company (or, following the Reverse Takeover, the Resulting Issuer) may cause any transfer agent for any of the Locked-up Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, the Locked-up Securities for which the Locked-up Securityholder is the record or beneficial holder.

8.	The Locked-up Securityholder acknowledges that he or she has been advised to seek independent legal advice with respect to the matters contained in this Schedule and has either obtained such advice or has waived his or her right to do so. Should any part of this Schedule be declared or held to be invalid for any reason, the invalidity will not affect the validity of the remainder of this Schedule which will continue in full force and effect and be construed as if this Schedule had been executed without the invalid portion and it is hereby declared the intention of the parties that this Schedule would have been executed without reference to any portion that may, for any reason, be hereafter declared or held invalid. The Locked-up Securityholder consents to the details of this Schedule being made publicly available. This Schedule is irrevocable and will be binding upon and enure to the benefit of the parties and their respective heirs, executors, administrators, personal representatives, successors and assigns. The Locked-up Securityholder understands that the Agents are relying upon this Schedule in proceeding towards consummation of the Offering.

Schedule “B-2”

lock-up terms (1% or greater)

1.	The applicable INX Securityholder (the “Locked-up Securityholder”) understands that INX Limited (“INX” or the “Company”) is entering into the securities exchange agreement to which this Schedule is attached (the “Definitive Agreement”) with, among others, Valdy Investments Inc. (“Valdy”), to complete a reverse takeover pursuant to which the business of INX shall become the business of Valdy (the “Reverse Takeover”) and, upon completion of the Reverse Takeover, the securityholders of the Company will hold the majority of the outstanding equity securities of Valdy (the “Resulting Issuer Shares”), and INX will be the resulting issuer of the Reverse Takeover (the “Resulting Issuer”).

2.	The Locked-up Securityholder also understands that in connection with the Reverse Takeover, the Company intends to enter into an agency agreement (the “Agency Agreement”) with PI Financial Corp. and Eight Capital, as joint book-runners and co-lead agents (the “Agents”) relating to an offering (the “Offering”) of subscription receipts (the “Subscription Receipts”) of INX. Each Subscription Receipt will entitle the holder thereof to receive one common share of INX (each, an “Underlying Share”) and one half of one common share purchase warrant of INX (each, an “Underlying Warrant”) upon satisfaction or waiver of certain specified escrow release conditions. In connection with the Reverse Takeover, each Underlying Share will be exchanged for common shares of the Resulting Issuer pursuant to the Conversion Ratio (the “Resulting Issuer Shares”). The Underlying Warrants will remain outstanding and thereafter entitle the holder thereof to acquire one Resulting Issuer Share on the same terms and conditions on an economically equivalent basis.

3.	In consideration for the benefit that the Offering and the Reverse Takeover will confer upon the Locked-up Securityholder, the Locked-up Securityholder agrees with the Agents, Valdy and the Company (and, following the Reverse Takeover, the Resulting Issuer) that during the period commencing on the closing of the Offering (the “Closing Date”) and ending 24 months following the closing of the Reverse Takeover (the “Lock-up Period”), the Locked-up Securityholder will not, directly or indirectly (the “Restrictions”): (i) offer, sell, contract to sell, transfer, assign, secure, hypothecate, pledge, lend, swap, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of (whether through the facilities of a stock exchange, by private placement or otherwise) or transfer any securities of the Company or an affiliate of the Company or any Resulting Issuer Shares, or securities convertible or exchangeable into equity securities of the Company or any affiliate of the Company or into Resulting Issuer Shares, in each case, whether owned by the Locked-up Securityholder or the Locked-up Securityholder has the power of disposition, including those listed below the undersigned’s signature (collectively, the “Locked-up Securities”); (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement or transaction that transfers, in whole or part, to another person any of the economic consequences of ownership of any Locked-up Securities, whether any such swap or transaction is to be settled by delivery of securities, in cash or otherwise, as the case may be; or (iii) otherwise publicly announce (by press release or other public platform of dissemination) any intention to do any of the activities restricted by (i) and (ii).

4.	The Locked-up Securities shall be automatically released from the Restrictions as follows:

Date Following the Closing Date of the Reverse Takeover	Percentage of Lock-up Securities (as of the date hereof)
6 months	20%
9 months	20%
12 months	20%
15 months	20%
18 months	20%

5.	For greater certainty, for the purposes of this Schedule, “Locked-up Securities” shall include any additional Locked-up Securities acquired by the Locked-up Securityholder following the Closing Date (which shall be treated as if they were originally held on the Closing Date by the Locked-up Securityholder) other than those Locked-Up Securities acquired pursuant to the Offering.

6.	The Restrictions will not apply if the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed, has been obtained by the Locked-up Securityholder in connection with any transaction involving Locked-up Securities.

7.	Nothing in this Schedule shall prohibit or otherwise restrict the transfer, sale or tender of any or all of the Locked-up Securities: (i) during the Lock-up Period pursuant to a Business Combination (as defined below); provided, all Locked-up Securities that are not so transferred, sold or tendered remain subject to this Schedule, and provided, further, that it shall be a condition of transfer that if such Business Combination is not completed, any Locked-up Securities subject to this Schedule shall remain subject to the restrictions herein for the balance of the Restricted Period; or (ii) in connection with transfers to any affiliates of the Locked-up Securityholder, any immediate family members of the Locked-up Securityholder, or any company, trust or other entity owned by or maintained for the benefit of the Locked-up Securityholder or any immediate family members of the Locked-up Securityholder. For the purposes of this lock-up agreement, “Business Combination” means: (a) a bona fide formal take-over bid (as defined in the Securities Act (Ontario)) made for all outstanding Resulting Issuer Shares or which, if successful, would result in a change of control; (b) a bona fide formal issuer bid (as defined in the Securities Act (Ontario)) made for all outstanding Resulting Issuer Shares; (c) an amalgamation that results in a change of control; or (d) a merger or similar statutory procedure involving a change of control.

8.	The Locked-up Securityholder hereby acknowledges and agrees that during the Lock-up Period the Company (or, following the Reverse Takeover, the Resulting Issuer) may cause any transfer agent for any of the Locked-up Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, the Locked-up Securities for which the Locked-up Securityholder is the record or beneficial holder.

9.	The Locked-up Securityholder acknowledges that he or she has been advised to seek independent legal advice with respect to the matters contained in this Schedule and has either obtained such advice or has waived his or her right to do so. Should any part of this Schedule be declared or held to be invalid for any reason, the invalidity will not affect the validity of the remainder of this Schedule which will continue in full force and effect and be construed as if this Schedule had been executed without the invalid portion and it is hereby declared the intention of the parties that this Schedule would have been executed without reference to any portion that may, for any reason, be hereafter declared or held invalid. The Locked-up Securityholder consents to the details of this Schedule being made publicly available. This Schedule is irrevocable and will be binding upon and enure to the benefit of the parties and their respective heirs, executors, administrators, personal representatives, successors and assigns. The Locked-up Securityholder understands that the Agents are relying upon this Schedule in proceeding towards consummation of the Offering.

Schedule “B-3”

lock-up terms (less than 1%)

1.	The applicable INX Securityholder (the “Locked-up Securityholder”) understands that INX Limited (“INX” or the “Company”) is entering into the securities exchange agreement to which this Schedule is attached (the “Definitive Agreement”) with, among others, Valdy Investments Inc. (“Valdy”), to complete a reverse takeover pursuant to which the business of INX shall become the business of Valdy (the “Reverse Takeover”) and, upon completion of the Reverse Takeover, the securityholders of the Company will hold the majority of the outstanding equity securities of Valdy (the “Resulting Issuer Shares”), and INX will be the resulting issuer of the Reverse Takeover (the “Resulting Issuer”).

2.	The Locked-up Securityholder also understands that in connection with the Reverse Takeover, the Company intends to enter into an agency agreement (the “Agency Agreement”) with PI Financial Corp. and Eight Capital, as joint book-runners and co-lead agents (the “Agents”) relating to an offering (the “Offering”) of subscription receipts (the “Subscription Receipts”) of INX. Each Subscription Receipt will entitle the holder thereof to receive one common share of INX (each, an “Underlying Share”) and one half of one common share purchase warrant of INX (each, an “Underlying Warrant”) upon satisfaction or waiver of certain specified escrow release conditions. In connection with the Reverse Takeover, each Underlying Share will be exchanged for common shares of the Resulting Issuer pursuant to the Conversion Ratio (the “Resulting Issuer Shares”). The Underlying Warrants will remain outstanding and thereafter entitle the holder thereof to acquire one Resulting Issuer Share on the same terms and conditions on an economically equivalent basis.

3.	In consideration for the benefit that the Offering and the Reverse Takeover will confer upon the Locked-up Securityholder, the Locked-up Securityholder agrees with the Agents, Valdy and the Company (and, following the Reverse Takeover, the Resulting Issuer) that during the period commencing on the closing of the Offering (the “Closing Date”) and ending 24 months following the closing of the Reverse Takeover (the “Lock-up Period”), the Locked-up Securityholder will not, directly or indirectly (the “Restrictions”): (i) offer, sell, contract to sell, transfer, assign, secure, hypothecate, pledge, lend, swap, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of (whether through the facilities of a stock exchange, by private placement or otherwise) or transfer any securities of the Company or an affiliate of the Company or any Resulting Issuer Shares, or securities convertible or exchangeable into equity securities of the Company or any affiliate of the Company or into Resulting Issuer Shares, in each case, whether owned by the Locked-up Securityholder or the Locked-up Securityholder has the power of disposition, including those listed below the undersigned’s signature (collectively, the “Locked-up Securities”); (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement or transaction that transfers, in whole or part, to another person any of the economic consequences of ownership of any Locked-up Securities, whether any such swap or transaction is to be settled by delivery of securities, in cash or otherwise, as the case may be; or (iii) otherwise publicly announce (by press release or other public platform of dissemination) any intention to do any of the activities restricted by (i) and (ii).

4.	The Locked-up Securities shall be automatically released from the Restrictions as follows:

Date Following the Closing Date of the Reverse Takeover	Percentage of Lock-up Securities (as of the date hereof)
On closing	10%
6 months	18%
9 months	18%
12 months	18%
15 months	18%
18 months	18%

5.	For greater certainty, for the purposes of this Schedule, “Locked-up Securities” shall include any additional Locked-up Securities acquired by the Locked-up Securityholder following the Closing Date (which shall be treated as if they were originally held on the Closing Date by the Locked-up Securityholder) other than those Locked-Up Securities acquired pursuant to the Offering.

6.	The Restrictions will not apply if the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed, has been obtained by the Locked-up Securityholder in connection with any transaction involving Locked-up Securities.

7.	Nothing in this Schedule shall prohibit or otherwise restrict the transfer, sale or tender of any or all of the Locked-up Securities: (i) during the Lock-up Period pursuant to a Business Combination (as defined below); provided, all Locked-up Securities that are not so transferred, sold or tendered remain subject to this Schedule, and provided, further, that it shall be a condition of transfer that if such Business Combination is not completed, any Locked-up Securities subject to this Schedule shall remain subject to the restrictions herein for the balance of the Restricted Period; or (ii) in connection with transfers to any affiliates of the Locked-up Securityholder, any immediate family members of the Locked-up Securityholder, or any company, trust or other entity owned by or maintained for the benefit of the Locked-up Securityholder or any immediate family members of the Locked-up Securityholder. For the purposes of this lock-up agreement, “Business Combination” means: (a) a bona fide formal take-over bid (as defined in the Securities Act (Ontario)) made for all outstanding Resulting Issuer Shares or which, if successful, would result in a change of control; (b) a bona fide formal issuer bid (as defined in the Securities Act (Ontario)) made for all outstanding Resulting Issuer Shares; (c) an amalgamation that results in a change of control; or (d) a merger or similar statutory procedure involving a change of control.

8.	The Locked-up Securityholder hereby acknowledges and agrees that during the Lock-up Period the Company (or, following the Reverse Takeover, the Resulting Issuer) may cause any transfer agent for any of the Locked-up Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, the Locked-up Securities for which the Locked-up Securityholder is the record or beneficial holder.

9.	The Locked-up Securityholder acknowledges that he or she has been advised to seek independent legal advice with respect to the matters contained in this Schedule and has either obtained such advice or has waived his or her right to do so. Should any part of this Schedule be declared or held to be invalid for any reason, the invalidity will not affect the validity of the remainder of this Schedule which will continue in full force and effect and be construed as if this Schedule had been executed without the invalid portion and it is hereby declared the intention of the parties that this Schedule would have been executed without reference to any portion that may, for any reason, be hereafter declared or held invalid. The Locked-up Securityholder consents to the details of this Schedule being made publicly available. This Schedule is irrevocable and will be binding upon and enure to the benefit of the parties and their respective heirs, executors, administrators, personal representatives, successors and assigns. The Locked-up Securityholder understands that the Agents are relying upon this Schedule in proceeding towards consummation of the Offering.

schedule “C”

form of joinder agreement

This JOINDER AGREEMENT (the “Joinder Agreement”) is executed on _____________________ by the undersigned (“Holder”) pursuant to the terms of that certain Securities Exchange Agreement dated as of March 31st, 2021 (the “Agreement”), by and among INX Limited (the “Company”), Valdy Investments Ltd., the Agents (as defined therein), and each holder of outstanding securities of INX Limited, as such Agreement may be amended and restated hereafter. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder Agreement, Holder agrees as follows.

1.1	Acknowledgement. Holder acknowledges that Holder is the beneficial owner of certain INX [Shares/Legacy Warrants] and has been recorded on the books of the Company as the holder of such INX [Shares/Legacy Warrants].

1.2	Agreement. Holder hereby (a) agrees to exchange its INX [Shares/Legacy Warrants] in accordance with the terms of Section [2.1/2.3] of the Agreement, and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3	Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder’s signature hereto.

ACCEPTED AND AGREED:	HOLDER:

By:

INX LIMITED

By:
Name:
Title:

schedule 3.1(14)

1.	Transfer Agent and Registrar Agreement dated January 11, 2019 between Valdy and Odyssey Trust Company;

2.	CPC Escrow Agreement between Valdy and the TSX Venture Exchange; and

3.	Finder’s Fee Agreement dated March 18, 2021 between Valdy and Peter Hough.

schedule 3.2(12)

Material Liabilities:

REDACTED

Schedule 3.2(14)

Material Agreements:

Agreements between INX and the following:

REDACTED